November 26, 2008

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, D.C.  20549-3561

RE:         Calpine Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 29, 2008
Form 10-Q for the Quarterly Period Ended September 30, 2008
Filed November 7, 2008
File No. 1-12079

Dear Mr. Owings:

This letter is being furnished on behalf of Calpine Corporation (“Calpine”) in response to the comments of the Staff of the Securities and Exchange Commission (the “Commission” or the “Staff”) contained in a letter to Jack A. Fusco, Chief Executive Officer of Calpine Corporation, dated November 13, 2008, with respect to the above referenced filings. As used in this letter, “we,” “us,” “our,” the “Company” and “Calpine” refer to Calpine Corporation and its subsidiaries unless the context requires otherwise.

For your convenience, we have set forth the Staff’s comments in full followed by our responses.

Form 10-K for Fiscal Year Ended December 31, 2007

1.
We note your response to our comment two of our letter dated September 25, 2008 requesting information regarding your properties and your proposed response to provide additional information in your future filings. We do not object to your proposed disclosure, however please note regulation S-X § 210.410 defines oil and gas producing activities as excluding the production of geothermal steam, ..., or associated geothermal resources as defined by the Geothermal Steam Act of 1970, thus we believe your analogy to, and the use of Industry Guide 2 (Oil & Gas) in reference to reserves and/or your accounting policy is not appropriate. Please refer to Industry Guide 7 for your reserve and accounting guidance in future filings.

Response:

We will comply with the Staff’s request and refer to Industry Guide 7 for our reserve and accounting guidance in our future filings with the SEC.

November 26, 2008

2.
We note your response to comment six of our letter dated September 25, 2008 that you have not yet determined the total cost of the Russell City project and that, in any event, you do not expect the costs to be material to the company. Please revise your response to state this.

Response:

We agree, and state here and in response to comment 6 of the Staff’s letter dated September 25, 2008, that we have not yet determined the total cost of the Russell City project, and that, in any event, we do not expect the costs to be material to Calpine on a consolidated basis.

3.
We note your response to our comment 17 of our letter dated September 25, 2008 concerning your accounting policy disclosure for geothermal projects. Please include your amortization schedule policy disclosure in your future filings.

Response:

We will comply with the Staff’s request in our future filings with the SEC.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Financial Statements and Notes

Note 1. Basis of Presentation and Summary of Significant Accounting Policies, page 6

Deconsolidation, page 7

4.
We note your response to comment 14 of our letter dated September 25, 2008 and your disclosure indicating that you have deconsolidated Auburndale in light of Pomifer’s election to exercise its cash purchase options. The options entitle Pomifer to an additional 20% of Auburndale’s cash distributions, 90% in total. In this regard, please provide us your complete FIN 46(R) analysis behind your conclusion given the reconsideration event with respect to Pomifer’s exercise of the purchase option. In particular, clarify and explain if you are the party who will absorb the majority of the entity’s expected losses as well as receiving a majority of the entity’s expected residual returns before the reconsideration event. If so, explain to us in more detail how that conclusion has changed since the reconsideration event. Specifically address in your response why you are no longer the party who will absorb the majority of the entity’s expected losses. Your response should explain your appropriateness to deconsolidate Auburndale when Pomifer was entitled to 90% of the cash distributions but not when it was at 70%.

Response:

The initial determination that we should consolidate Auburndale was made in September 2003. Our analysis at that time was based on the following:

•	Qualitatively, the structure of the preferred interest was designed to provide Pomifer with a senior position in the net cash flows of the project and a guaranteed rate of return through the maturity

November 26, 2008

of the preferential period in 2013. The project was anticipated to generate positive cash flows over its life sufficient to repay Pomifer, so if at any point in time a negative event occurred, Calpine’s equity position (approximately $28 million) would absorb the first dollar risk of loss which was not expected to exceed the fair value of Calpine’s equity at risk.

•
A quantitative analysis was performed to substantiate our qualitative assessment. Our analysis considered various potential scenarios on a probability weighted basis. Our calculation determined that Calpine would absorb greater than 50% of the expected losses. The primary source of the expected losses was related to the operation of the plant subsequent to the preferential period (2013), which at the time forecasted that the preferred interest would be repaid upon maturity, cash distributions would then be allocated 60% to Calpine, and that the plant would operate as a merchant facility.

FIN 46, paragraph 14 stated in relevant part:

“An enterprise shall consolidate a variable interest entity if that enterprise has a variable interest (or combination of variable interest) that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both. If one enterprise will absorb a majority of a variable interest entity’s expected losses and another enterprise will receive a majority of that entity’s expected residual returns, the enterprise absorbing a majority of the losses shall consolidate the variable interest entity.”

Based upon the above, it was determined that we should consolidate Auburndale at September 2003.

On August 21, 2008, Pomifer exercised the purchase option and purchased the right to an additional 20% of the future cash flows from Auburndale. This triggered a reconsideration event under FIN 46(R), paragraph 15, which states in relevant part:

“The primary beneficiary also shall reconsider its initial decision to consolidate a variable interest entity if the primary beneficiary sells or otherwise disposes of all or part of its variable interests to unrelated parties or if the variable interest entity issues new variable interests to parties other than the primary beneficiary or the primary beneficiary’s related parties.”

As a result of the reconsideration event, we performed a new analysis in August 2008 based on updated estimates, projections and key assumptions, several of which changed negatively from the initial evaluation performed in 2003.

•
Qualitatively, the project has not performed since 2003 as originally anticipated. In fact, only approximately $14 million of the original $88 million preferred interest had been repaid through July 2008. Given the changes in expected performance of the project, we concluded that it was probable that the preferred interests would not be repaid prior to the scheduled maturity in 2013 and that there is an increase in the amount of expected losses that might be realized compared to our original analysis in 2003. As a result, Pomifer would be subject to the variability of cash flows during the period the project operates as a merchant facility, and therefore has greater exposure to expected losses in excess of expected losses for Calpine which has less capital at risk. In

November 26, 2008

summary, compared to our 2003 analysis, the changes in expected economic performance of the project has changed the allocation of expected losses such that Pomifer is expected to absorb greater than 50% of the losses.

•
An updated quantitative FIN 46(R) analysis was performed as of the date of exercise of the purchase option. The updated analysis also supported that Pomifer would absorb greater than 50% of the losses.

Based on the above analysis, Pomifer was determined to be the primary beneficiary and Calpine was required to deconsolidate Auburndale.

Commodity Derivative Adjustments, page 8

5.
We note your disclosure on page 8 that you discovered non-cash, mark-to-market errors of $30 million related to certain commodity derivatives that had not been properly recorded in prior periods. You elected to record an out of period adjustment in the three months ended September 30, 2008, citing the errors were immaterial to the prior periods. In this regard, we are unclear why they are considered immaterial to investors for the prior and current quarterly periods given the apparent material amounts disclosed. Please provide us with a complete SAB 99 analysis supporting your conclusion that the errors were not material to any reporting period. Your analysis should include “As reported” and “As should have been adjusted” amounts or similar captions for the different financial statement line items and the earning per-share amounts affected by the correction of the errors for all reporting periods.

Response:

We have attached our internal SAB 99 memo (Exhibit 1) in response to your question.

6.	In addition, tell us if you plan to correct the accounting errors in the quarterly financial information section within the 2008 Form 10-K.

Response:

We do not plan to correct or restate for the accounting errors in the quarterly financial information section within our future 2008 Form 10-K or in our future Form 10-Q filings with the SEC in 2009. We believe the errors are immaterial and therefore do not require restatement based on our analysis discussed in our response to Comment 5. Our disclosure of the errors found and corrected in the third quarter of 2008 was made in our September 30, 2008 Form 10-Q for the purpose of transparency.

November 26, 2008

*****

As requested in the comment letter, we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any under person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments on the above referenced documents as originally filed, and we will be pleased to respond promptly to any requests for additional information. My phone number is (713) 570-4654 and my fax number is (713) 353-9167.

Sincerely,

/s/ Kenneth Graves
Kenneth A. Graves
Interim Corporate Controller and Principal
Accounting Officer

cc:	Mr. Andrew Mew
Mr. Scott Stringer
Mr. Ramin Olson
(Securities and Exchange Commission)

Attachments:
Exhibit 1

EXHIBIT 1

M E M O R A N D U M

Date:        November 6, 2008

To:           Audit Committee, Jack Fusco, Zamir Rauf, Thad Miller

From:      Ken Graves

Re:           Evaluation of Derivative Errors Found Subsequent to the Filing of the 2008 Q2 and Action Plan

During the third quarter of 2008, Calpine Corporation (Calpine or the Company) determined that certain derivative contracts were not properly recorded as of and for the periods ended December 31, 2007, March 31, 2008 and June 30, 2008. As further discussed below, the Company and the audit committee have assessed the impact of the errors on the financial statements and have concluded that no restatement of previously presented financial information is required. The following memorandum summarizes the issues noted and the quantitative and qualitative analysis performed.

Issues:
Multiple adjustments were recorded during the third quarter ended September 30, 2008 that pertain to the prior year and the first and second quarters of 2008. The adjustments relate to various errors in recording the fair value of derivative commodity instruments due to the following:

Omitted transactions
On August 20, 2008 and subsequent to filing the 2008 2nd quarter 10Q, management determined that the second quarter results improperly excluded $65 million in losses on two power swap deals related to the Deer Park project. These deals were excluded from the unrealized mark-to-market activity recorded in operating revenue and disclosed in the financial statements due to an inadvertent manual error when transitioning from a semi-automated accounting process (Microsoft Access) to a manual spreadsheet (Excel).

As a result of this error, management determined that further analysis of the derivatives portfolio was required. As a result of this additional review, management identified additional errors associated with the Company’s recording of commodity contracts as follows:

Valuation issues
Management determined that there were 9 and 10 swing swap deals related to the Deer Park project valued incorrectly at the end of the 1st and 2nd quarters of 2008, respectively. Thus, Q1 and Q2 financials reflected excess fuel expense of $7 million and $10 million, respectively, for a year-to-date total of $17 million. The deals were valued and recorded incorrectly due to an inadvertent manual error in assigning the correct price to the deals, following the switch to Excel as described above.

Other derivative contracts
As a result of its review process, management also identified other derivative contracts that were not properly recorded at fair value. The errors included certain contracts that were omitted from the fair value calculation due to improper classification in the system. In addition, there were certain contracts designated as normal purchases and normal sales under FAS 133; however, the contracts did not meet the documentation requirements to support the exemption. The majority of these contracts originated in 2008 with an immaterial amount originating in 2007. As a result of these errors, operating revenues were (overstated) understated by $(54) million and $65 million for the three months ended March 31, 2008 and June 30, 2008, respectively.

Other considerations
During the adoption of SFAS 157 in the first quarter of 2008, Calpine incorporated use of bid-ask pricing in valuing certain of its commodity derivative instruments, resulting in $21 million of additional expense (comprised of an $18 million reduction of operating revenue and a $3 million increase in fuel expense). During the preparation of the second quarter financial statements, the Company reassessed its pricing convention and determined that it was appropriate to consistently apply the use of mid-

SAB 99 Analysis

point pricing as permitted under FAS 157. As a result, the Company reversed the previously recorded adjustment. Management has determined that there were certain errors in the original bid-ask adjustment recorded in the first quarter. As such, management would reverse the bid-ask adjustment and use mid-point pricing if it were to restate the first quarter results. Therefore, the original adjustment in Q1 and subsequent reversal in Q2 are included in this analysis as errors.

In Q3 2008, management determined that a gas purchase contract accounted for as a cash flow hedge did not qualify for hedge accounting due to the resale of a portion of the purchased gas. The gas contract was entered into by Whitby, an equity method investment, which was part of the Canadian reconsolidation in Q1 2008. As a result of this error, other operating revenues were overstated by $7 million the three and six month periods ended June 30, 2008.

Hedge Contract
A contract designated as a hedge included two components (power and capacity) that were entered into the system separately. However, the system only valued the power sale component and not the capacity payment component. As a result, accumulated other comprehensive loss was overstated by $95 million and $86 million at December 31, 2007 and June 30, 2008, respectively. The misstatement does not affect the income statement or statement of cash flows.

A summary of the impact of these errors as well as previously identified and known unadjusted misstatements (SUD items) on Q1 and Q2 operating results is as follows (in millions):

	Three Months Ended			YTD
	3/31/08		6/30/08	6/30/08
Power swaps	$—		$(65)	$(65)
Swing swaps	7		10	17
Other derivative contracts	(54)		65	11
Total unrealized mark-to-market adjustments	(47)		10	(37)
Liquidity reserves	21		(21)	—
Whitby adjustment	—		7	7
Total derivative adjustments	(26)		(4)	(30)
Other 2008 SUD items	(3	)(1)	(6)	(9)
Total impact to net income (loss)	$(29)		$(10)	$(39)
__________
(1)  The Q1 SUD items were recorded in Q2.

Accounting Literature:

There is no bright line test for determining materiality, and the SEC rules do not expressly set forth the criteria required to be considered in determining materiality. SEC staff guidelines address the factors to be considered and certain accounting practices have developed in determining materiality.

SAB 99

SEC Staff Accounting Bulletin (SAB) No. 99, Materiality, provides guidance on the criteria to be considered in determining whether a misstatement is material:

The omission or misstatement of an item in a financial report is material if, in the light of the surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying on the report would have been changed or influenced by the inclusion of the correction or item.1

1 FASB, Statement of Financial Accounting Concepts No. 2, Qualitative Characteristics of Accounting Information (“Concepts Statement No. 2”), 132 (1980). See also Concepts Statement No. 2, Glossary of Terms – Materiality. This formulation in the accounting literature is in substance identical to the formulation used by the courts in interpreting the federal securities laws. The Supreme Court has held that a fact is material if there is a substantial likelihood that the … fact would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available.

SAB 99 Analysis

SAB 99 provides further guidance around how to assess whether a misstatement is material by referencing both quantitative and qualitative factors. Consistent with this guidance, a combined quantitative and qualitative analysis must be used to reach an objective conclusion. The staff also noted:

…the use of a percentage as a numerical threshold, such as 5%, may provide the basis for a preliminary assumption that – without considering all relevant circumstances – a deviation of less than the specified percentage with respect to a particular item on the registrant’s financial statements is unlikely to be material. The staff has no objection to such a ‘rule of thumb’ as an initial step in assessing materiality. But quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations. Materiality concerns the significance of an item to the financial statement users. A matter is ‘material’ if there is a substantial likelihood that a reasonable person would consider it important.

Consistent with this guidance, we will evaluate the significance of the adjustments based on both quantitative and qualitative considerations.

Discussion:

Overall Considerations

The unrealized mark-to-market adjustments fluctuate significantly from period to period due to the volatility associated with gas and power prices. Due to the nature of the company’s business, Calpine generally holds its derivative contracts until maturity / physical settlement and does not capture the unrealized value. Due to the volatility and nature of the fair value adjustments, management excludes these amounts from measurement of the Company’s overall and segment performance. The Company focuses on adjusted EBITDA, which excludes unrealized mark-to-market adjustments, as its primary non-GAAP financial measure in financial filings, press releases, debt covenant calculations and other public information.

Management believes investors and analysts also evaluate Calpine’s business primarily by focusing on adjusted EBITDA (which excludes unrealized mark to market gains and losses) and commodity margin. Additionally, management believes peer companies are evaluated primarily based on adjusted EBITDA and spark spread (equivalent to the measure Calpine refers to as commodity margin) rather than net income. The analysis in Appendix B demonstrates that analysts and peer companies in Calpine’s sector focus on adjusted EBITDA for current and projected performance rather than net income.

Calpine’s debt holders are focused on cash flow and Calpine’s ongoing compliance with key financial covenants. Adjusted EBITDA is a major component of Calpine’s material covenants under its Exit Credit Facility, the Company’s primary current source of financing and as such is an important metric to the Company and investors. Adjusted EBITDA and cash flow were not impacted by these errors.

Net Income Considerations

At least since 2005, Calpine’s net income has not been a reliable key performance indicator due to variability caused by various factors including Chapter 11 bankruptcy, the impact of deferred tax valuation allowances, unrealized mark to market activities, etc. The extreme variability in net income is evidenced in the table as follows (in millions):

	Net Income by Quarter
Year	Q1	Q2	Q3		Q4	YTD
2008	$(243)	$187	$
2007	$(459)	$(500)		$3,794	$(142)	$2,693
2006	$(589)	$(818)		$2	$(360)	$(1,765)
2005	$(169)	$(298)		$(217)	$(9,255)	$(9,939)

SAB 99 Analysis

This variability has been caused by:

•	Reorganization items and the impact of reorganization on operations.

•	Income tax benefits have not been recorded through net income due to valuation allowances on Calpine’s significant deferred tax assets.

•	Net income also includes unrealized mark to market activities, which management believes investors adjust for due to its nature and variability from period to period.

Based on this extreme volatility in net income and operating near break even in 2008, management has emphasized adjusted EBITDA to measure materiality to the income statement rather than net income (see further discussion below).

Materiality

During the current year, Calpine is expected to be near breakeven from a net income perspective. As a result and based on the factors as outlined above, management has used 2.5% of adjusted EBITDA as an appropriate “rule of thumb” measure of materiality. Management believes that this is at the lower end of an acceptable range and that it is likely that the judgment of a reasonable investor relying on our financial statements would not be changed or influenced by changes below this threshold. As of September 22, 2008, forecasted adjusted EBITDA for 2008 is $1,687 million. Therefore, management calculated income statement materiality based on 2.5% of forecasted 2008 adjusted EBITDA is approximately $42 million.

Management did not separately consider balance sheet materiality in developing its EBITDA-based materiality measure applied to the income statement. However, the misstatements identified also impacted the balance sheet. At June 30, 2008, Calpine had total assets of almost $23 billion. Therefore, applying the income statement materiality measure in evaluating the balance sheet is not meaningful. Management determined using a balance sheet materiality measurement based on 0.5% of total assets, or approximately $113 million, for consideration in measuring the significance of the errors to the balance sheet was appropriate. As total assets did not change significantly between December 31, 2007 and June 30, 2008, use of the same measure for both periods is considered reasonable.

A.  Quantitative Assessment

Management considered the quantitative significance of the errors to the income statement, statement of comprehensive income and balance sheet as further described below. The aggregate impact on the amounts previously reported, assuming that the adjustments were recorded in the appropriate periods, is summarized as follows (amounts in millions):

		Three Months	Three Months	Six Months	Three Months
	2007	3/31/2008	6/30/2008	6/30/2008	9/30/2008
As reported:
Operating income	$705	$(82)	$433	$351	$272
Income (loss) before income taxes	2,147	(219)	222	3	56
Adjusted EBITDA	1,412	294	474	768	593
Total comprehensive income (loss)	2,508	(614)	37	(577)	900

As adjusted:
Operating income	$704	$(108)	$417	$309	$314
Income (loss) before income taxes	2,146	(248)	212	(36)	95
Adjusted EBITDA	1,412	294	473	767	594
Total comprehensive income (loss)	2,603	(576)	(16)	(592)	820

Percentage impact:	(0.1)%	31.7%	(3.7)%	(12.0)%	15.4%
Operating income	(0.0)%	13.2%	(4.5)%	(1300.0)%	69.6%
Income (loss) before income taxes	0.0%	0.0%	0.0%	0.0%	0.0%
Adjusted EBITDA	3.7%	6.2%	143.2%	(2.6)%	(8.9)%
Total comprehensive income (loss)

SAB 99 Analysis

In addition, the impact of the adjustments was less than 5% on all significant balance sheet captions, except for accumulated other comprehensive income (see discussion below). See balance sheet detail as follows (amounts in millions):

	12/31/2007	3/31/2008	6/30/2008
As reported:
Total assets	$18,482	$18,991	$22,621
Total liabilities (not subject to compromise)	(14,343)	(15,367)	(18,947)
Accumulated other comprehensive loss	231	631	791
Total stockholders’ (equity) deficit	(4,652)	(3,621)	3,671

As adjusted:
Total assets	$18,604	$19,198	$22,790
Total liabilities (not subject to compromise)	(14,371)	(15,470)	(19,076)
Accumulated other comprehensive income	136	498	711
Total stockholders’ (equity) deficit	(4,558)	(3,725)	(3,711)

Percentage impact:
Total assets	0.7%	1.1%	0.7%
Total liabilities (not subject to compromise)	0.2%	0.7%	0.7%
Accumulated other comprehensive income	(41.1)%	(21.1)%	(10.1)%
Total stockholders’ (equity) deficit	(2.0)%	2.9%	1.1%

There is no impact on total cash from operating, investing or financing activities. See also more detailed analysis of the impact of the adjustments on the full balance sheet and income statement included in Appendix A.

Income Statement Impact

As noted in the table above, the derivative errors resulted in minimal (approximately $1 million) impact to operating income for the year ended December 31, 2007, a $26 million understatement of the operating loss in the first quarter and a $16 million overstatement of the operating income in the second quarter. If the errors are not corrected, the impact on the third quarter operating income will total approximately $42 million (including the impact of one item from our SUD) which is approximately equal to annual materiality. However, substantially all of the income statement-related errors occurred during 2008. Therefore, although there is a misstatement of information among quarters, the errors will not impact the annual results of operations.

In addition, the errors all relate to the fair value estimates recorded for Calpine’s derivative portfolio. Due to the nature of its business, Calpine has a significant portfolio of derivative commodity instruments which is primarily comprised of physical and financial gas purchases, physical power purchases and sales, gas and power options. The accounting for these instruments is complex and inherently involves significant judgment. As of June 30, 2008, the total reported amounts of commodity derivative assets and liabilities were as follows:

Total derivative assets - $5.747 billion
Total derivative liabilities - $6.515 billion
Total commodity mark to market activity - $131 million (six months ended June 30, 2008)

Derivative fair value measurements are inherently estimates. Due to the volatility of gas and power prices, the valuation of these instruments varies significantly from quarter to quarter. The Company should have recognized additional losses of $37 million through June 30, 2008. However, the valuation of these positions changes daily and the losses have reversed during the third quarter due to underlying market changes. Therefore, the adjustments, if recorded, would result in additional losses in prior periods (Q1 and Q2) and larger gains in the current period with minimal net change in value of these positions (based on market movements through the end of September).

Furthermore, consistent with industry patterns, the Company has historically had its lowest income in the first quarter, when the largest error occurred. As a result, although the absolute value of the error amount is below our annual materiality threshold, the percentage impact of the error is quantitatively significant. As a result, we have focused on the impact of these

SAB 99 Analysis

errors on the overall trend of earnings. The Company’s income from continuing operations fluctuated significantly between the first, second and third quarters and these adjustments would not have impacted that overall trend. See further trend discussion below.

Impact on Trend of Earnings

As discussed above, Calpine just emerged from bankruptcy in January 31, 2008. As such, the prior three year periods were significantly impacted by reorganization and other unusual charges and there is no clear trend of earnings. These adjustments will not impact the overall quarterly trend in 2008. Typical for this business, earnings are low in first quarter, improving in the second quarter, peaking in the third quarter and declining again during the fourth quarter.

The following charts depict the trends associated with some of the major financial statement measures (note - third quarter 2008 amounts are projected):

The table above illustrates that the earning trends do not change as a result of the misstatements (note that the 2008 Q3 forecasted results for both restatement and no restatement are less than prior years due to a $179 million impairment on our Auburndale assets).

Balance Sheet Impact

As noted in the table above, the impact of the adjustments is less than 5% of all significant balance sheet amounts except for accumulated other comprehensive income (see separate discussion of accumulated other comprehensive income and comprehensive income below). Furthermore, the adjustments are less than the established balance sheet measure of materiality of $113 million, except with respect to total assets and total liabilities and stockholders equity. However, because the percentage impact on these captions is so small (less than 1% of the total) at both December 31, 2007 and June 30, 2008, management believes that a reasonable investor would not be impacted by these adjustments. No further analysis of the balance sheet impact considered necessary.

Other Comprehensive Income / Accumulated Other Comprehensive Income

As noted in the tables above, the impact on other comprehensive income was less than 5% for the periods ended December 31, 2007 and March 31, 2008. The errors had a larger percentage impact for the three-month and six-month periods ended June 30, 2008, primarily because the company was close to breakeven for those periods. The total amount of the adjustments was not

SAB 99 Analysis

above the materiality thresholds. Furthermore, consistent with the discussion above, because the company was close to breakeven during these periods, we focused on the trend of earnings. The adjustments did not have an impact on the overall trend of earnings for any of the periods.

We also considered the impact of the adjustments on Accumulated other comprehensive income. As noted in the balance sheet summary above, the errors had a quantitatively significant impact on accumulated other comprehensive income, especially with respect to prior year end (approximately 41%). However, management believes that its investors consider the nature of the items included in AOCI (unrealized change in fair value on derivatives designated as hedges) and understand that this amount is subject to significant fluctuation and may not be realized. Furthermore, AOCI is typically viewed in the context of overall equity. In this case, the aggregate impact of all adjustments was not quantitatively significant to overall equity (less than 5% in each period). Therefore, due to this combination of factors, management does not believe that its investors and other users of the financial statements would be impacted by the errors in prior periods.

Other Considerations

The misstatements do not impact total cash flows from operating, investing or financing activities, other financial statement disclosures (presented in Appendix D) or the calculation of our value at risk and other portfolio risk metrics. There is no impact to adjusted EBITDA or commodity margin, the primary measures that investors consider in assessing our financial condition. Furthermore, the errors relate to a volatile component of the income statement (unrealized gains / losses on commodity derivative instruments) and the net losses that would have been recorded through June 30, 2008 have already reversed due to market changes during the third quarter. Therefore, the effect of making these adjustments would only increase the volatility of our earnings among quarters with no impact on the year to date earnings reported through the end of the third quarter and no impact on our performance metrics.

Appendix C illustrates the impact of correcting the misstatements in the third quarter. As noted, the misstatements exceed the materiality threshold on certain financial statement line items; however, the table above illustrates that correcting the misstatement in the third quarter does not change the overall earnings trend.

Accordingly, management concludes that the qualitative aspects should be considered along with the quantitative aspects in determining whether a reasonable investor would be influenced by the misstatements.

B. Qualitative Analysis

In assessing the overall impact on the financial statements, management also considered various qualitative factors as required by SAB 99. As a result of that assessment, we noted no factors which would suggest that it was likely that a reasonable investor would have been impacted by these errors. Each of those factors outlined in SAB 99 was considered as follows:

1.	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

The errors all relate to the fair value estimates recorded for Calpine’s derivative portfolio. Due to the nature of its business, Calpine has a significant portfolio of derivative commodity instruments which is primarily comprised of physical and financial gas purchases, physical power purchases and sales, gas and power options. The accounting for these instruments is complex and inherently involves significant judgment. As of June 30, 2008, the total reported amounts of commodity derivative assets and liabilities were as follows:

Total derivative assets - $5.747 billion
Total derivative liabilities - $6.515 billion
Total commodity mark to market activity - $131 million (six months ended June 30, 2008)

Derivative fair value measurements are inherently estimates. Due to the volatility of gas and power prices, the valuation of these instruments varies significantly from quarter to quarter. The Company should have recognized additional losses of $37 million through June 30, 2008. However, the valuation of these positions changes daily and the losses have reversed during the third quarter due to underlying market changes. Therefore, the adjustments, if recorded, would result in

SAB 99 Analysis

additional losses in prior periods and larger gains in the current period with minimal net change in value of these positions (based on market movements through early September). To further support this analysis, Appendix E illustrates the historical quarterly volatility in mark-to-market movements from 2006 to date.

2.	Whether the misstatement masks a change in earnings or other trends

The misstatements do not mask a change in earnings or other trends including changing a net loss to income or vice versa. See further discussion of the trend of earnings in the quantitative analysis above.

3.	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

Calpine had not previously published earnings guidance and analysts following Calpine’s stock primarily focus on adjusted EBITDA and other measures that exclude the impact of the derivative mark to market amounts. Analyst’s EPS mean estimates for Q1 and Q2 2008 were $0.01 and $0.10, respectively, versus actual EPS amounts for Q1 and Q2 2008 of $(0.44) and $0.41, respectively. The adjustments would not change the direction of EPS against analysts’ estimates. As a result, management does not believe that the errors hide a failure to meet analysts’ consensus expectations for the company.

4.	Whether the misstatement changes a loss into income or vice versa

As noted under the discussion of trend of earnings above, the aggregate adjustments did not change a loss into income or vice versa in any of the impacted periods.

5.	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

The misstatements relate to unrealized mark-to-market misstatements that do not impact our key performance indicators of adjusted EBITDA or commodity margin. Accordingly, our key performance measures by segment are not impacted by the misstatements.

6.	Whether the misstatement affects the registrant’s compliance with regulatory requirements

Not applicable. Calpine is not subject to any regulatory requirements impacted by earnings.

7.	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

The affect of the derivative-related misstatements did not impact Calpine’s compliance with loan covenants or other contractual requirements. Note that a key issue in this industry is that fair value amounts typically drive margin posting, collateral and other requirements. However, in this case, there was no impact on margin or collateral requirements, as the fair values were properly recorded in the underlying trading system, used for determination of these amounts.

8.	Whether the misstatement has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

The derivative misstatements did not and will not impact management’s compensation as the unrealized gains and losses are excluded from adjusted EBITDA which is used in the determination of some bonus and other compensation amounts. The Company has no other compensation programs tied to financial performance.

SAB 99 Analysis

9.	Whether the misstatement involves concealment of an unlawful transaction

Not applicable. The misstatements relate to a combination of errors in the derivative accounting area. There is no suggestion of any illegal acts associated with these adjustments; the misstatements were inadvertent and unintentional.

SAB 99 also includes other factors for consideration as follows:

o	Whether a known misstatement may result in a significant positive or negative market reaction

As noted above, management does not believe that the aggregate impact of the adjustments has had or will have any impact on the market’s reaction to Calpine. As discussed, in this sector, unrealized mark-to-market gains and losses are generally excluded by analysts, investors and others in considering Calpine’s performance - the key performance measure is EBITDA which does not include this amount.

Management performed an analysis of the Company’s stock price and did not note any significant positive or negative reaction to the earnings release in August. In general, management believes that the stock price is influenced more by the strategic direction of the Company, overall market trends, and overall stock price movement in Calpine’s sector. In this context, the errors would not be expected to influence market reaction.

o
Whether small intentional misstatements are pursuant to actions to “manage” earnings. While intent alone does not render a misstatement material, it may be an indicator that management believes the misstatement to be significant, especially when intentionally made

The adjustments do not represent intentional misstatements intended to manage earnings. As noted above, the mark-to-market amounts are excluded from the key performance measures used within the company and by investors and analysts. In addition, the nature of the adjustments does not suggest deliberate manipulation.

Conclusion

Based on the combined quantitative and qualitative factors listed below, Calpine’s management concludes that “a reasonable person’s decision relying on this information would not have been changed or influenced by the misstatement.” Key factors in reaching this conclusion include the following:

•	The initial errors and subsequent correction have no impact on the overall trend of earnings.
•
Management, our investors and other stakeholders measure performance based on adjusted EBITDA or commodity margin. Both of these measures exclude unrealized gains and losses on commodity derivative instruments and were not impacted by the misstatement.

•	The misstatements did not affect compliance with loan covenants, other contractual requirements (such as collateral posting requirements) or any regulatory requirements.
•	The misstatements were unintentional and did not affect management compensation.

Based on the above quantitative and qualitative factors, management concluded that the December 31, 2007 financial statements and the 2008 first and second quarter financial statements are materially correct and that no restatement of previously issued information is necessary.

Q3 2008 Disclosure:

Below is an example of the disclosure we will consider adding to our Q3 2008 Form 10Q.

During the third quarter of 2008, we discovered non-cash, unrealized mark-to-market errors of $30 million related to certain commodity derivative instruments that had not been properly recorded in prior periods. These errors related to manual errors, valuation and the improper treatment of the normal purchase or normal sale exclusion. These errors have no impact to our Consolidated Condensed Statement of Operations for the nine months ended September 30, 2008, and had no impact on our cash flows in any period. Additionally, these errors have no impact on any of our loan covenants. We have evaluated the errors

SAB 99 Analysis

in accordance with the guidance provided in SAB No. 99, “Materiality,” and we have determined the errors are not material to any period. If the fair value of the commodity derivative instruments had been properly recorded in prior periods, net loss would have increased by $26 million for the three month period ended March 31, 2008, net income would have decreased by $4 million for the three months ended June 30, 3008, and net loss would have increased by $30 million for the six months ended June 30, 2008. The correction of these errors in the third quarter of 2008 resulted in a $30 million reduction in net income for the three months ended September 30, 2008; however, the errors have no net impact for the nine months ended September 30, 2008. In addition, we determined that a portion of a cash flow hedge was not properly recorded at fair value at December 31, 2007. This error resulted in accumulated other comprehensive loss being overstated by $95 million and $86 million at December 31, 2007, and June 30, 2008, respectively. The error in accumulated other income (loss) did not impact our Consolidated Condensed Statements of Operations and Cash Flows.

Discussion with the Audit Committee, PWC and Outside SEC Counsel:

We have discussed the above items with Calpine’s Audit Committee, PWC, the Company’s independent auditor, and outside SEC counsel.

Prepared by:

/s/ Kenneth Graves
Kenneth Graves, Interim Corporate Controller

Approved by:

/s/ Zamir Rauf
Zamir Rauf, Interim Executive Vice President
And Interim Chief Financial Officer

SAB 99 Analysis

Appendix A – Quantitative Analysis

	Six Months	Six Months
	Ended 6/30/08	Ended 6/30/08
	As Reported	If Restated	$ Change(1)	% Change
Operating revenues	$4,779	$4,721	$(58)	(1.2)%
Fuel and purchased energy expense	(3,613)	(3,596)	17	(0.5)%
Total cost of revenue	(4,332)	(4,321)	11	(0.3)%
Gross profit	447	400	(47)	(10.5)%
Income from operations	351	309	(42)	(12.0)%
Income (loss) before reorganization items and income taxes	(258)	(298)	(40)	15.5%
Reorganization Items	(261)	(260)	1	(0.4)%
Income (loss) before income taxes	3	(36)	(39)	#
Net income (loss)	(17)	(56)	(39)	#
Basic and diluted EPS	(0.04)	(0.12)	(0.08)

	Three Months	Three Months
	Ended 6/30/08	Ended 6/30/08
	As Reported	If Restated	$ Change(1)	% Change
Operating revenues	$2,828	$2,799	$(29)	(1.0)%
Fuel and purchased energy expense	(2,008)	(1,994)	14	(0.7)%
Total cost of revenue	(2,352)	(2,344)	8	(0.3)%
Gross profit	476	455	(21)	(4.4)%
Income from operations	433	417	(16)	(3.7)%
Income (loss) before reorganization items and income taxes	240	228	(12)	(5.0)%
Reorganization Items	18	20	2	11.1%
Income (loss) before income taxes	222	212	(10)	(4.5)%
Net income (loss)	197	187	(10)	(5.1)%
Basic and diluted EPS	0.41	0.39	(0.02)

	Three Months	Three Months
	Ended 3/31/08	Ended 3/31/08
	As Reported	If Restated	$ Change(1)	% Change
Operating revenues	$1,951	$1,922	$(29)	(1.5)%
Fuel and purchased energy expense	(1,605)	(1,602)	3	(0.2)%
Total cost of revenue	(1,980)	(1,977)	3	(0.2)%
Gross profit	(29)	(55)	(26)	#
Income (loss) from operations	(82)	(108)	(26)	31.7%
Income (loss) before reorganization items and income taxes	(498)	(526)	(28)	5.6%
Reorganization Items	(279)	(280)	(1)	0.4%
Income (loss) before income taxes	(219)	(248)	(29)	13.2%
Net income (loss)	(214)	(243)	(29)	13.6%
Basic and diluted EPS	(0.44)	(0.50)	(0.06)
__________
# Change is greater than 100%
(1) Includes previously identified adjustments on our Q2 2008 SUD listing and passed.

SAB 99 Analysis

	6/30/08	6/30/08
	As Reported	If Restated	$ Change	% Change
Assets:
Accounts receivable	$1,443	$1,439	$(4)	(0.3)%
Current derivative assets	5,053	5,157	104	2.1%
Total current assets	8,325	8,420	95	1.1%
Long-term derivative assets	694	768	74	10.7%
Total assets	22,621	22,790	169	0.7%

Liabilities and stockholders’ equity:
Current derivative liabilities	$5,486	$5,572	$86	1.6%
Total current liabilities	7,452	7,550	98	1.3%
Long-term derivative liabilities	1,029	1,072	43	4.2%
Total liabilities not subject to compromise	18,947	19,076	129	0.7%
Accumulated deficit	(7,724)	(7,763)	(39)	0.5%
Accumulated other comprehensive loss	(791)	(712)	79	(10.0)%
Total stockholders’ equity (deficit)	3,671	3,711	40	1.1%
Total liabilities and stockholders’ equity	22,621	22,790	169	0.7%

	12/31/07	12/31/07
	As Reported	If Restated	$ Change	% Change
Assets:
Accounts receivable	$878	$878	$—	0.0%
Current derivative assets	231	269	38	16.5%
Total current assets	4,531	4,569	38	0.8%
Long-term derivative assets	222	306	84	37.8%
Total assets	18,482	18,604	122	0.7%

Liabilities and stockholders’ equity:
Current derivative liabilities	$306	$323	$17	5.6%
Total current liabilities	3,604	3,621	17	0.5%
Long-term derivative liabilities	510	521	11	2.2%
Total liabilities not subject to compromise	14,343	14,371	28	0.2%
Accumulated deficit	(7,685)	(7,686)	(1)	0.0%
Accumulated other comprehensive loss	(231)	(136)	95	(41.1)%
Total stockholders’ equity (deficit)	(4,652)	(4,558)	94	(2.0)%
Total liabilities and stockholders’ equity	18,482	18,604	122	0.7%

SAB 99 Analysis

Appendix B -- Adjusted EBITDA

 APPENDIX B
 CALPINE CORPORATION
 Use of Adjusted EBITDA for
 Financial Performance Measurement

August 25, 2008
SAB 99 Analysis

1Q08				FY07			
	Calpine (CPN)	Dynegy (DYN)	NRG Energy (NRG)	Mirant (MIR)	Calpine (CPN)	Dynegy (DYN)	NRG Energy (NRG)	Mirant (MIR)
Net Income	**(214)**	**(152)**	**52**	**(152)**	**2,693**	**264**	**586**	**1,995**
Income Tax Expense (Benefit) from Continuing Ops	(5)	(97)	54	-	(546)	151	377	9
Income Tax Expense (Benefit) from Discontinued Ops	-	-	-	-	-	91	-	-
Interest Expense	419	109	153	52	2,019	384	688	247
Interest Income	(13)	-	-	(32)	(64)	-	-	(202)
Depr. and Amort. Expense from Continuing Ops	122	93	100	33	507	325	544	129
Depr. and Amort. Expense from Discontinued Ops	-	-	-	-	-	5	-	-
EBITDA	**309**	**(47)**	**359**	**(99)**	**4,609**	**1,220**	**2,195**	**2,178**
(Gain) Loss on sale of Assets	-	-	-	-	(7)	-	(17)	(22)
(Income) Loss from Discontinued Ops	-	1	(4)	(2)	-	244	(17)	(1,562)
Impairment Charges / Fixed Asset Write-offs	-	-	-	-	46	-	3	175
Major Maintenance	54	-	-	-	98	-	-	-
Mark-to-Market (Gains) Losses, Net / Unrealized Losses	179	284	170	303	2	-	95	536
Operating Lease Expense	12	-	-	-	54	-	-	-
Other	12	-	-	-	3	-	-	-
Other one-time charges	7	-	-	8	-	-	(19)	(3)
Reorg / Bankruptcy, Legal and Settlement Charges	(279)	-	-	1	(3,393)	-		(314)
Adjusted EBITDA	**294**	**238**	**525**	**211**	**1,412**	**1,464**	**2,240**	**988**

1
1
 All IPPs use Adjusted EBITDA as their primary
 non-GAAP financial reporting metric
 • All IPPs (CPN, DYN, NRG, MIR) report Adjusted EBITDA
 • Although components of Adjusted EBITDA vary among the IPPs, all IPPs uniformly exclude Mark to Market (Gains)/Losses in their calculation
 Summary Adjusted EBITDA calculations, IPPs ($mm):
SAB 99 Analysis

NRG

NEWS
RELEASE

FOR IMMEDIATE RELEASE

NRG Energy, Inc. Reports 2008 Second Quarter and Year-to-Date Results; Raises 2008 Adjusted EBITDA Guidance

Adjusted EBITDA is presented as a further supplemental measure of operating performance. Adjusted EBITDA represents EBITDA adjusted for discontinued operations, gains on sale of equity method investments and other assets; factors which we do not consider indicative of future operating performance. The reader is encouraged to evaluate each adjustment and the reasons NRG considers it appropriate for supplemental analysis. As an analytical tool, adjusted EBITDA is subject to all of the limitations applicable to EBITDA. In addition, in evaluating adjusted EBITDA, the reader should be aware that in the future NRG may incur expenses similar to the adjustments in this news release. Adjusted EBITDA, excluding mark-to-market (MtM) adjustments, is provided to further supplement adjusted EBITDA by excluding the impact of unrealized MtM adjustments included in EBITDA for hedge contracts that are economic hedges but do not qualify for hedge accounting treatment in accordance with SFAS No. 133 *Accounting for Derivative Instruments and Hedging Activities*, as well as the ineffectiveness impact of economic hedge contracts that qualify for hedge accounting treatment. Adjusted EBITDA, excluding MtM adjustments, is a supplemental measure provided to illustrate the impact of MtM movements on adjusted EBITDA resulting from commodity price movements for economic hedge contracts while the underlying hedged commodity has not been subject to MtM adjustments.

Outlook for 2008

Stronger first half results, driven by solid operational and commercial performance, were major contributors to an increase in the Company's 2008 annual adjusted EBITDA guidance from $2.16 billion to $2.3 billion. The second half outlook is essentially unchanged as the baseload portfolio is largely hedged and we assume normal weather and market conditions in all core markets. NRG's annual 2008 cash flow from operations guidance of $1.5 billion remains essentially unchanged as the cash benefits from the increased EBITDA are offset by higher cash collateral requirements and income tax payments. However, free cash flow guidance after capital expenditures and net portfolio investments in repowering projects has increased by $71 million as a result of delayed environmental capital expenditures at the Company's Big Cajun II facilities.

Table 4: 2008 Reconciliation of Adjusted EBITDA Guidance ($ in millions)

	7/29/08	5/01/08
Adjusted EBITDA excluding MTM	**$2,300**	**$2,160**
Interest payments	(565)	(565)
Income tax	(60)	(30)
Collateral returned/(paid)	(86)	(13)
Working capital/other changes	(89)	(52)
Cash flow from operations	**$1,500**	**$1,500**

2
2
 All of Calpine’s IPP peers provide Adjusted EBITDA
 guidance
 • All IPPs (other than Calpine) provide financial guidance to the investing community, and all do so using Adjusted EBITDA
 - Example, from NRG’s 2Q08 earnings press release
 • No IPP provides GAAP-basis (eg, Net Income, EPS) financial guidance
SAB 99 Analysis

Figure 5: DYN Discounted Cash Flow Valuation

Period	0	1	2	3	4	5	6	7	8	9	10
Year	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
NYMEX Price Assumption ($/MMBtu)	$6.50	$6.50	$6.50	$7.00	$8.00	$8.00	$8.00	$8.00	$8.00	$8.00	$8.00
Midwest	$909	$950	$903	$822	$906	$843	$843	$843	$843	$843	$843
West	239	263	309	332	414	414	414	414	414	414	414
Northeast	233	244	267	290	274	274	231	231	231	231	231
[illegible] Hudson Lease	(83)	(75)	(71)	(62)	(62)	(62)	(62)	(62)	(62)	[illegible]	[illegible]
Total EBITDA	$1,387	$1,378	$1,407	$1,352	$1,533	$1,470	$1,427	$1,427	$1,427	$1,427	$1,427
Depreciation & Amortization	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	441	447	450	458	463
EBIT	$992	$970	$991	$926	$1,102	$1,033	$985	$980	$975	$965	$963
Cash Tax Rate	1%	1%	33%	33%	33%	33%	33%	33%	33%	33%	33%
Cash Taxes	(10)	(10)	(327)	(306)	(364)	(341)	(325)	(323)	(322)	(320)	(318)
Collateral Return/(Postings) and Working Capital	-	-	-	-	-	-	-	-	-	-	-
Other Cash Inflow/(Outflow)	-	-	-	-	-	-	-	-	-	-	-
Capital Spending	(615)	(598)	(405)	(295)	(226)	(230)	(235)	(240)	(245)	(249)	(254)
Free Cash Flow	$762	$770	$675	$752	$943	$898	$867	$864	$861	$858	$854
Year over Year Change		2%	-13%	11%	25%	-5%	-4%	0%	0%	0%	0%

In addition to utilizing EBITDA multiples we further round out our valuation analysis by utilizing our implied power plant valuation and $/KW values for the company's generation fleet

Mirant Corporation

Lowering PO to $31 on lower 2010 outlook

Maintaining Underperform rating; lowering PO to $31

Our $31 price objective is based on a 2010E EV/EBITDA multiple of about 9.0x, in line with our target group multiple. We believe that MIR deserves a group multiple despite a declining EBITDA profile as its large share repurchase program should provide downside support for the stock. Further, 2010 estimates probably have considerable upside risk as forward curves do not seem to reflect fundamentals.

Investment Thesis

MIR is a beneficiary of tightening power markets and the implementation of capacity markets in its key regions. Near-term upside appears quite modest due to our outlook for materially lower 2010 EBITDA and the low levels of free cash flow due to heavy environmental capex through 2010. Downside should be limited by substantial share repurchases ($1.5B remaining) and prospects for higher FCF once environmental capex is completed (2010).

3
3
 Analysts who cover IPPs use Adjusted EBITDA for
 valuation purposes
 • Analysts use Adjusted EBITDA as the basis for IPP valuations
 - Example, from Deutsche Bank research report on DYN
 - Example, from Merrill Lynch research report on MIR
SAB 99 Analysis

CALPINE

Calpine Corp. (CPN)

Coming Out of the Dark; Initiating with a Hold, Target Price $21

- **We are initiating coverage of Calpine with a Hold/Speculative Risk rating and a target price of $21 per share.** In short, Calpine's sector-leading valuation already reflects its sector-leading leverage to tightening power markets.
- **Calpine has the most operating leverage to tightening U.S. power markets.** Calpine owns the largest fleet of combined cycle gas turbines in the U.S., centered primarily in California, Texas, and the U.S. Northeast. CCGTs are the marginal power units. Adjusted EBITDA should grow from $1.4 billion in 2007 to $1.6, $1.7, $1.6 and $1.9 billion in 08/09/10/11, respectively, based on today's forward curves, resulting in a sector-leading 8% CAGR through 2011.
- **But CPN shares already trade at sector-leading valuations.** Other energy merchants currently trade at 8.3x 2009 EBITDA, versus 9.6x for CPN shares. We believe this premium already reflects Calpine's leverage to tightening power markets. We view $15-$16/share as a more attractive entry point. We prefer DYN, RRI, or NRG to CPN at this time.

We review Calpine's financial outlook in four steps. Since the bankruptcy document assumptions date from summer 2007 and guidance disclosures are thin, we analyze Calpine's income statement outlook in several phases:

- **Management guidance:** First, we construct a modeling framework that reconciles to management's guidance. We show all major assumptions we believe can reasonably support management's outlook.
- **Citi Adjusted EBITDA estimate:** Second, we use the same framework, but we adjust forward natural gas and heat rate curves to reflect a more current outlook. This leads to our official Citi financial forecast, and a forecast comparable to what we would expect if management were to update guidance as of today.
- **Citi Open EBITDA estimate:** Third, we use the assumptions in our Citi Adjusted EBITDA estimate, but remove all hedges. This calculation, an Open EBITDA calculation, is what we use for valuation purposes, in which we NPV the hedge impact. As we explain later in this report, we use Open EBITDA for valuation purposes because Open EBITDA reduces the potential valuation error from guesstimated hedging assumptions.
- **Citi Bullish Scenario:** Fourth, we illustrate what would happen to Adjusted EBITDA in 2011 if we assume $8/mmbtu long-term forward natural gas prices, 10,000 peak market heat rates and utilization assumptions consistent with those exhibited in prior tightening power markets.

4
4
 Analyst valuations (cont’d)
 - Example, from Citi coverage initiation report on CPN

SAB 99 Analysis

Appendix C -- Impact on Q3

	Q3 2008	Adjustments		%
	QTD	Recorded In	Adjusted	Increase
Quarter-to-Date	Preliminary	Q3 2008	Q3 2008	(Decrease)
Operating revenues	$3,190	$58	$3,248	$1.8%
Fuel and purchased energy expense	2,322	(17)	2,305	(0.7)%
Total cost of revenue	2,656	(11)	2,645	(0.4)%
Gross profit	534	47	581	8.8%
Income from operations	272	42	314	15.4%
Income (loss) before reorganization items and income taxes	54	40	94	74.1%
Reorganization items	(2)	(1)	(3)	50.0%
Income (loss) before income taxes	56	39	95	69.6%
Net income (loss)	136	39	175	28.7%
Basic and diluted EPS	0.28	0.08	0.36

SAB 99 Analysis

Appendix D

Footnote 8 – Fair Value Measurements
Fair value hierarchy of our financial assets and liabilities by level
	As Reported
	Recurring Fair Value Measures at Fair Value as of June 30, 2008
	Level 1	Level 2	Level 3	Total
	(in millions)
Assets:
Commodity derivatives	$1,712	$777	$3,202	$5,691
Interest rate derivatives	—	56	—	56
Total derivative assets	1,712	833	3,202	5,747
Margin deposits	696	—	—	696
Total derivative assets	$2,408	$833	$3,202	$6,443

Liabilities:
Commodity derivatives	$(1,510)	$(988)	$(3,851)	$(6,349)
Interest rate derivatives	—	(166)	—	(166)
Total derivative liabilities	(1,510)	(1,154)	(3,851)	(6,515)
Margin held by us posted by our counterparties	(86)	—	—	(86)
Total	$(1,596)	$(1,154)	$(3,851)	$(6,601)

	If Restated
	Recurring Fair Value Measures at Fair Value as of June 30, 2008
	Level 1	Level 2	Level 3	Total
	(in millions)
Assets:
Commodity derivatives	$1,712	$777	$3,380	$5,869
Interest rate derivatives	—	56	—	56
Total derivative assets	1,712	833	3,380	5,925
Margin deposits	696	—	—	696
Total derivative assets	$2,408	$833	$3,380	$6,621

Liabilities:
Commodity derivatives	$(1,510)	$(988)	$(3,980)	$(6,478)
Interest rate derivatives	—	(166)	—	(166)
Total derivative liabilities	(1,510)	(1,154)	(3,980)	(6,644)
Margin held by us posted by our counterparties	(86)	—	—	(86)
Total	$(1,596)	$(1,154)	$(3,980)	$(6,730)

	Change
	Recurring Fair Value Measures at Fair Value as of June 30, 2008
	Level 1	Level 2	Level 3	Total
	(in millions)
Assets:
Commodity derivatives	$—	$—	$178	$178
Interest rate derivatives	—	—	—	—
Total derivative assets	—	—	178	178
Margin deposits	—	—	—	—
Total derivative assets	$—	$—	$178	$178

Liabilities:
Commodity derivatives	$—	$—	$(129)	$(129)
Interest rate derivatives	—	—	—	—
Total derivative liabilities	—	—	(129)	(129)
Margin held by us posted by our counterparties	—	—	—	—
Total	$—	$—	$(129)	$(129)

SAB 99 Analysis

Footnote 8 – Fair Value Measurements
Reconciliation of changes in fair value of derivatives classified as level 3 in the fair value hierarchy (in millions)

	As Reported
	Three Months	Six Months
	Ended	Ended
	June 30, 2008	June 30, 2008
Balance, beginning of period	$(560)	$(23)
Realized and unrealized gains (losses):
Included in net income (loss)	107	(153)
Included in OCI	(470)	(955)
Purchases, issuances and settlements, net	119	248
Transfers in and/or out of level 3	155	234
Balance, end of period	$(649)	$(649)

Change in unrealized gains (losses) relating to instruments still held as of June 30, 2008	$107	$(157)

	If Restated
	Three Months	Six Months
	Ended	Ended
	June 30, 2008	June 30, 2008
Balance, beginning of period	$(560)	$(23)
Realized and unrealized gains (losses):
Included in net income (loss)	103	(183)
Included in OCI	(524)	(971)
Purchases, issuances and settlements, net	119	248
Transfers in and/or out of level 3	155	234
Balance, end of period	$(707)	$(695)

Change in unrealized gains (losses) relating to instruments still held as of June 30, 2008	$107	$(157)

Change
	Three Months	Six Months
	Ended	Ended
	June 30, 2008	June 30, 2008
Balance, beginning of period	$—	$—
Realized and unrealized gains (losses):
Included in net income (loss)	(4)	(30)
Included in OCI	(54)	(16)
Purchases, issuances and settlements, net	—	—
Transfers in and/or out of level 3	—	—
Balance, end of period	$(58)	$(46)

Change in unrealized gains (losses) relating to instruments still held as of June 30, 2008	$—	$—

SAB 99 Analysis

Footnote 9 – Derivative Instruments and Mark-to-Market Activity
Amounts recorded as derivative assets and liabilities on our Consolidated Condensed Balance Sheet as of June 30, 2008

	As Reported
	Interest Rate	Commodity	Total Derivative
	Swaps	Instruments	Instruments
Current derivative assets	$5	$5,048	$5,053
Long-term derivative assets	51	643	694
Total derivative assets	56	5,691	5,747
Current derivative liabilities	106	5,380	5,486
Long-term derivative liabilities	60	969	1,029
Total derivative liabilities	166	6,349	6,515
Net derivative liabilities	$(110)	$(658)	$(768)

	If Restated
	Interest Rate	Commodity	Total Derivative
	Swaps	Instruments	Instruments
Current derivative assets	$5	$5,152	$5,157
Long-term derivative assets	51	717	768
Total derivative assets	56	5,869	5,925
Current derivative liabilities	106	5,466	5,572
Long-term derivative liabilities	60	1,012	1,072
Total derivative liabilities	166	6,478	6,644
Net derivative liabilities	$(110)	$(609)	$(719)

	Change
	Interest Rate	Commodity	Total Derivative
	Swaps	Instruments	Instruments
Current derivative assets	$—	$104	$104
Long-term derivative assets	—	74	74
Total derivative assets	—	178	178
Current derivative liabilities	—	86	86
Long-term derivative liabilities	—	43	43
Total derivative liabilities	—	129	129
Net derivative liabilities	$—	$49	$49

  SAB 99 Analysis

Footnote 9 – Derivative Instruments and Mark-to-Market Activity
Components of total mark-to-market activity and where they are recorded on our Consolidated Condensed Statements of Operations (in millions)

	As Reported
	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Power contracts included in operating revenues	$(8)	$147	$(104)	$135
Gas contracts included in fuel and purchased energy expense	32	(94)	(23)	(141)
Interest rate swaps included in interest expense	12	10	(4)	9
Total mark-to-market activity	$36	$63	$(131)	$3

	If Restated
	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Power contracts included in operating revenues	$(37)	$147	$(162)	$135
Gas contracts included in fuel and purchased energy expense	46	(94)	(6)	(141)
Interest rate swaps included in interest expense	12	10	(4)	9
Total mark-to-market activity	$21	$63	$(172)	$3

	Change
	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Power contracts included in operating revenues	$(29)	$—	$(58)	$—
Gas contracts included in fuel and purchased energy expense	14	—	17	—
Interest rate swaps included in interest expense	—	—	—	—
Total mark-to-market activity	$(15)	$—	$(41)	$—

SAB 99 Analysis

Appendix E -- Historical Mark-to-Market Activity

Historical Mark-to-Market Activity

200,000
150,000
100,000
50,000
-
(50,000)
(100,000)
(150,000)
(200,000)
(250,000)
Q208
Q108
Q407
Q307
Q207
Q107
Q406
Q306
Q206
Q106

	Q208	Q108	Q407	Q307	Q207	Q107	Q406	Q306	Q206	Q106
Power	(39,020)	(184,31	(37,800)	9,658	75,527	(90,439)	18,534	37,671	31,841	52,730
Gas	161,746	(2,361)	15,411	(4,845)	(24,437)	22,286	14,993	(17,872)	8,623	54,214
Total	122,726	(186,67	(22,389)	4,813	51,090	(68,153)	33,527	19,799	40,464	106,944

SAB 99 Analysis